SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for September 30, 2003

Sasol Limited

1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1.               Notification to JSE Securities Exchange South Africa of Dealing in Securities by a Director of Sasol Limited dd 18 September 2003

2.               Notification to JSE Securities Exchange South Africa of Dealing in Securities by a Director of Sasol Limited dd 19 September 2003

3.               Media release dd 22 September 2003

4.               Audited provisional report and declaration of dividend number 48 for the year ended 30 June 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2003

By:	/s/	N L Joubert
	Name:	Nereus Louis Joubert
	Title:	Company Secretary

18 September 2003

The JSE Securities Exchange South Africa

Listings Division

One Exchange Square

Gwen Lane

SANDOWN

2196

PER TELEFAX : 520-8596

Dear Sirs

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED

In compliance with Rule 3.63 – 3.65 of the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed:

Name	N L Joubert
Office Held	Company Secretary
Company	Sasol Limited
Date transaction effected	17 September 2003
Offer date	04 September 1995
Offer price per share	R31,00
Number of shares	2 500
Sale price per share	R89,97
Total sale price	R224 925,00
Class of shares	Ordinary no par value
Nature of transaction	Take up and sale of shares pursuant to exercise of share options
Nature and extent of Director’s interest	Beneficial holder

Yours faithfully

MICHELLE  DU TOIT

MANAGER  :  COMPANY SECRETARIAL SERVICES

Sasol Limited  1979/003231/06

1 Sturdee Avenue Rosebank 2196   PO Box 5486  Johannesburg   2000   South Africa

Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092  www.sasol.com

Directors: P du P Kruger (Chairman)  PV Cox (Deputy Chairman and Chief Executive)  E le R Bradley  WAM Clewlow  BP Connellan  LPA Davies (Executive Director)  JH Fourie (Executive Director)  MSV Gantsho  A Jain (Indian)  S Montsi  TS Munday (Executive Director) SB Pfeiffer (American)  JE Schrempp (German)  CB Strauss
Company Secretary: NL Joubert

19 September 2003

The JSE Securities Exchange South Africa

Listings Division

One Exchange Square

Gwen Lane

SANDOWN

2196

PER TELEFAX : 520-8596

Dear Sirs

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED

In compliance with Rule 3.63 – 3.65 of the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed:

Name	P V Cox
Office Held	Executive Director
Company	Sasol Limited

Date transaction effected	19 September 2003
Offer date	28 September 1998
Offer price per share	R25,10
Number of shares	10 000
Purchase price per share	R25,10
Total purchase price	R251 000,00
Class of shares	Ordinary no par value
Nature of transaction	Take up and purchase of share options
Nature and extent of Director’s interest	Beneficial holder

Sasol Limited  1979/003231/06

1 Sturdee Avenue Rosebank 2196   PO Box 5486  Johannesburg   2000   South Africa

Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092  www.sasol.com

Directors: P du P Kruger (Chairman)  PV Cox (Deputy Chairman and Chief Executive)  E le R Bradley  WAM Clewlow  BP Connellan  LPA Davies (Executive Director)  JH Fourie (Executive Director)  MSV Gantsho  A Jain (Indian)  S Montsi  TS Munday (Executive Director) SB Pfeiffer (American)  JE Schrempp (German)  CB Strauss
Company Secretary: NL Joubert

Date transaction effected	19 September 2003
Offer date	28 September 1998
Offer price per share	R25,10
Number of shares	30 400
Sale price per share	R88,56
Total sale price	R2 692 224,00
Class of shares	Ordinary no par value
Nature of transaction	Take up and sale of shares pursuant to exercise of share options
Nature and extent of Director’s interest	Beneficial holder

Date transaction effected	19 September 2003
Offer date	27 February 1995
Offer price per share	R29,75
Number of shares	13 400
Sale price per share	R88,56
Total sale price	R1 186 704,00
Class of shares	Ordinary no par value
Nature of transaction	Take up and sale of shares pursuant to exercise of share options
Nature and extent of Director’s interest	Beneficial holder

Date transaction effected	19 September 2003
Offer date	29 October 1999
Offer price per share	R42,30
Number of shares	6 000
Sale price per share	R88,56
Total sale price	R531 360,00
Class of shares	Ordinary no par value
Nature of transaction	Take up and sale of shares pursuant to exercise of share options
Nature and extent of Director’s interest	Beneficial holder

Date transaction effected	19 September 2003
Offer date	30 August 2000
Offer price per share	R54,00
Number of shares	42 000
Sale price per share	R88,56
Total sale price	R3 719 520,00
Class of shares	Ordinary no par value
Nature of transaction	Take up and sale of shares pursuant to exercise of share options
Nature and extent of Director’s interest	Beneficial holder

Yours faithfully

MICHELLE  DU TOIT

MANAGER :  COMPANY SECRETARIAL SERVICES

Media Release

22 September2003

Sasol mandates Euro 350 million Syndicated Dual Currency Revolving Credit Facility

Sasol has mandated Crédit Agricole Indosuez and Dresdner Kleinwort Wasserstein to arrange a EUR 350 million Syndicated Dual Currency Revolving Credit Facility on its behalf.

Crédit Agricole Indosuez and Dresdner Kleinwort Wasserstein act as bookrunners. Dresdner Kleinwort Wasserstein also acts as documentation agent and Dresdner Bank Luxembourg S.A. has been named facility agent.

The facility has a tenor of three years at a margin of 60 basis points (0,6%) per annum.  It will refinance the existing USD 400 million syndicated loan facility, and serve for general corporate purposes.

Syndication was launched on Wednesday 17 September 2003 and is mainly aimed at a selected group of Sasol’s relationship banks.  A bank meeting is scheduled for 24 September 2003 in London.

Ends

Information for editors.

The key terms and conditions are:

Termination Date:	3 years, bullet repayment
Purpose:	Refinancing of the existing USD 400 million syndicated loan facility, dated 9 November 2000 and for general corporate purposes
Interest margin:	60 basis points per annum
Commitment Fee:	27 points per annum

Sasol Limited   1979/003231/06

1 Sturdee Avenue Rosebank 2196   PO Box 5486  Johannesburg   2000   South Africa

Telephone +27 (0)11 441 3111   Facsimile +27 (0)11 788 5092   www.sasol.com

Directors: P du P Kruger (Chairman)  PV Cox (Deputy Chairman and Chief Executive)  E le R Bradley  WAM Clewlow  BP Connellan  LPA Davies (Executive Director)  JH Fourie (Executive Director)  MSV Gantsho  A Jain (Indian) S Montsi  TS Munday (Executive Director)  SB Pfeiffer  (American)  JE Schrempp (German)  CB Strauss  Company Secretary: NL Joubert

Participation Fees (flat):	Lead Arranger (EUR 30 million): 50 bps
Arranger (EUR 20 million): 35 bps

For further information, contact one of the Mandated Lead Arrangers:

Crédit Agricole Indosuez

Frédéric Hans, Director, Loan Syndications\Distribution, tel.: +33 1 4189 2808

Dresdner Kleinwort Wasserstein:

Bruno Bohlinger, Director, Loan Syndications \Distribution, tel.:+49 69 713 14284

Torsten Duwe, Director, Loan Syndications \Capital Markets, tel.:+49 69 713 191 21.

For more information, please contact:

Johann van Rheede

Sasol Group Communication: Media Manager

Telephone	+27 11 441-3295
Mobile	082 329 0186
E-mail	johann.vanrheede@sasol.com

Sasol, with a market capitalization of approximately USD 7 billion, is an integrated oil and gas group with substantial chemical interests.  Based in South Africa and operating in 15 other countries throughout the world, Sasol is the leading provider of liquid fuels in South Africa and a major international producer of chemicals, using a world leading technology for the commercial production of synthetic fuels and chemicals from low grade coal. In the future Sasol expects to apply this technology to convert natural gas to diesel and chemicals. Sasol manufactures over 200 fuel and chemical products that are sold in more than 90 countries and also operates coal mines to provide feedstock for synthetic fuels and chemical plants. The company also manufactures and markets synthesis gas and operates the only inland crude oil refinery in South Africa. Internet address: www.sasol.com.

Disclaimer - Sasol Ltd

We may in this document make statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable.  These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavor” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.  By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.  If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated.  The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our registration statement under the Securities Exchange Act of 1934 on Form 20-F filed on March 6, 2003 and in other filings with the United States Securities and Exchange Commission.  Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

clear direction in stormy seas

•                  Strong rand results in adverse currency effects – R4,2 billion

•                  Excluding currency effects operating profit up by 9%

•                  Including currency effects operating profit and attributable earnings down by 19% and 20%

•                  Severe margin pressures in chemical businesses

•                  Total dividend held at 450 cents

•                  Five year growth targets met and major capital projects on track audited provisional report and declaration of
dividend number 48 for the year ended 30 June 2003

2002 Restated	2003		2003	2002 Restated
	Turnover Rm	Business unit	Operating profit Rm
1 239	1 013	Sasol Mining	1 277	1 335
12 620	13 643	Sasol Synfuels	8 048	8 030
6 414	8 507	Sasol Oil and Gas	1 223	2 021
39 023	41 030	Sasol’s chemical businesses	2 240	3 681
19 129	19 543	Sasol Olefins and Surfactants	67	1 207
5 580	6 245	Sasol Polymers	890	913
5 666	5 950	Sasol Solvents	436	786
3 840	4 663	Sasol Wax	233	175
3 984	3 810	Sasol Nitro	414	535
824	819	Other chemicals	200	65
294	362	Other	(635)	(41)
59 590	64 555		12 153	15 026
		Capital items	(242)	(243)
			11 911	14 783

	Turnover	Geographic analysis	Operating profit
26 735	31 136	South Africa	10 896	12 115
2 079	1 959	Rest of Africa	15	12
16 390	17 149	Europe	781	1 491
3 208	3 710	Middle East, India and Far East	453	510
9 514	8 809	North America	(229)	528
675	697	South America	7	63
989	1 095	Southeast Asia	(12)	64
59 590	64 555		11 911	14 783

A billion is defined as one thousand million.

financial overview

For the 2003 financial year, operating profit before currency translation effects decreased by 4% from R14 227 million to R13 619 million compared to the last financial year. After currency translation effects, operating profit decreased by 19% from R14 783 million to R11 911 million. Attributable earnings and earnings per share decreased by 20% from R9 817 million to R7 817 million and from 1 603 cents to 1 283 cents respectively. During the year the group changed its accounting policy with respect to borrowing costs. Excluding the effect of this change, attributable earnings and earnings per share on a comparable basis decreased by 24% from R9 496 million to R7 174 million and from 1 550 cents to 1 177 cents respectively.

International oil prices were on average 14% higher than in the previous financial year. The following, however, more than offset this benefit and were the main causes of the decrease in basic attributable earnings:

•        the strengthening of the rand-US$ exchange rate from an average of R10,13:US$ 1 in the previous reporting period to R9,03:US$ 1 (R1,9 billion), and from a closing rate at 30 June 2002 of R10, 27:US$ 1 to R7,50:US$1 (R2,3 billion) at 30 June 2003. The total adverse impact on operating profit of these currency effects amounted to R4,2 billion,

•        the depressed margins of various chemicals and in particular alkylates, and

•        the losses arising from the extended Natref shutdown and unforeseen problems and delays experienced with the refinery expansion project.

Other than Sasol Olefins & Surfactants and Sasol Oil, the group performed reasonably well in difficult global trading conditions that were exacerbated by the effects of the Middle East war and the SARS virus in Asia.

Sasol’s plants world-wide ran well and customers’ requirements were met. Pleasing improvements were made in safety, environmental and risk management.

Capital expenditure incurred amounted to R11 billion. Major projects advanced or completed during the year include:

•        the pioneering gas-to-liquid (GTL) fuels projects in Qatar and Nigeria,

•        the Mozambique gas project which will bring natural gas for the first time to the industrial heartland of South Africa, and

•        the n-butanol and acrylic acid and acrylates projects at Sasolburg.

At 30 June 2003, gearing (total debt less cash as a percentage of shareholders’ equity) amounted to 33% which was within the company’s targeted range of 20% — 40%. In response to the group’s capital expansion programme and debt-funding requirements, the group’s gearing target-range was increased to 30% - 50% during the year. This decision followed substantial research and stress-testing of Sasol’s balance sheet and business plans.

The total dividend declared of 450 cents is equivalent to that of the previous reporting period and reflects a dividend cover of 2,9.

Notable achievements during the year included Sasol’s improved credit rating by international agency Standard and Poor’s, and the successful secondary listing of Sasol on the New York Stock Exchange.

sasol mining

Lower international coal prices and the stronger rand adversely impacted on Sasol Mining’s export revenues resulting in operating profit decreasing by 4% from R1 335 million to R1 277 million.

Various productivity improvements were again achieved as a continuation of Sasol Mining’s business renewal initiatives. Machine and per-capita productivity improved by 9% and 3% respectively and increases in cash costs per ton were contained to 4%, which is within the South African Producer Price Index (PPI) rate of inflation.

Sasol Mining was recognised for its successes and business stature when it received the International Coal Company of the Year Award at the 2002 Platts/Business Week Global Energy Awards in New York.

sasol synfuels

Sasol Synfuels advanced its business renewal initiatives launched in the mid-1990s and maintained turnover at the record levels achieved in the 2002 financial year. The benefit of higher international crude oil prices was mostly offset by the impact of a stronger rand resulting in operating profit increasing slightly to R8 048 million.

An initiative was advanced in partnership with Sasol Technology and Sasol Oil to ensure compliance with the new fuel specifications that are expected to become mandatory in South Africa in 2006. It is estimated that about R7 billion will be invested to modify the liquid fuel refining and blending operations and to construct new plants to increase the octane rating of Secunda’s synthetic petrol.

This project will liberate significant further quantities of monomer feedstock which will enable Sasol Polymers to progress with value-adding polymer expansion projects.

sasol oil and gas

Operating profit reduced by 39% from R2 021 million to R1 223 million. The benefit of higher oil and fuel prices as well as higher gas sales was more than offset by the impact of a stronger rand and losses arising from the Natref shutdown (R200 million) and difficulties experienced with the Natref expansion project (R200 million). The plant has since operated satisfactorily and record production levels have been achieved.

The introduction of the new Basic Fuel Price (BFP) mechanism in April 2003 to replace the in-bond landed cost (IBLC) pricing formula had minimal effect on profits.

Negotiations have progressed with other oil companies to conclude new supply agreements to replace the Main Supply Agreement which expires on 31 December 2003.

Preparation for the introduction of natural gas from Mozambique into South African markets is progressing well.

sasol’s chemical businesses

•  sasol olefins and surfactants (O&S)

The depressed global economy and significant margin pressures caused by lower product prices and higher feedstock costs resulted in operating profit reducing by 95% from € 133 million to € 7 million. In rand terms, operating profit reduced from R1 207 million to R67 million.

The performance of the alkylates business was particularly disappointing. Linear alkylbenzene (LAB) selling prices came under pressure because of surplus global capacity. Kerosene and benzene feedstock costs increased to an all-time high.

Low capacity utilisation at Sasol’s LAB plants led to the suspension of production at the Porto Torres LAB facility in Italy and a 30% reduction of the workforce of the LAB plant at Baltimore in the USA.

While the monomers business within Sasol O & S also had disappointing results primarily because of low co-monomer prices, all other businesses in Sasol O & S achieved satisfactory performances in Euro, but in rand terms were adversely affected by the stronger rand.

Various businesses in the chemical portfolio are being scrutinised and reviewed to ensure strategic fit and the ability to meet financial performance targets on a sustainable basis. Certain businesses and product groups are being considered for rationalisation, potential disposal and/or an intensified process of cost reduction and productivity improvement.

•  sasol polymers

Turnover increased by 12% from R5 580 million to R6 245 million. Higher feedstock costs and rand appreciation resulted in operating profit decreasing by 3% from R913 million to R890 million. A focus on continuous improvement was maintained and the business increased per capita production by 9%.

Plant operations remained stable with some units achieving production records. The polyethylene plant in Malaysia overcame start-up problems experienced during the first half of the financial year and by year-end was running at full capacity.

Sasol Polymers Germany entered into a joint venture with the National Petrochemical Company of Iran to construct and operate an integrated world-scale ethylene and polyethylene complex in Iran.

• sasol solvents

The benefits of cost-cutting initiatives and record turnover resulted in Sasol Solvents increasing its operating profit before translation effects by 3% from R704 million to R728 million. The rand’s appreciation, however, resulted in a 45% decrease in operating profit after translation effects from R786 million to R436 million.

Most business units performed to expectations and contributed satisfactorily to profits. Closer collaboration with Sasol O&S world-wide is yielding even more operational synergies which, together with the establishment of various shared services, will contribute to further reduce costs.

• sasol wax

Sasol Wax achieved satisfactory results during the year despite aggressive competition and margin pressures caused by higher oil prices. Operating profit increased by 33% from R175 million to R233 million. Demand for Fischer-Tropsch waxes produced at Sasolburg was buoyant while competition from Chinese wax producers resulted in margins for commodity waxes eroding in European markets.

• sasol nitro

In a year characterised by higher demand for fertilisers and lower demand for explosives, Sasol Nitro performed reasonably well. Rand appreciation and increased logistics costs partly offset the benefit of higher fertiliser prices resulting in operating profit decreasing by 23% to R414 million. Cash cost increases were contained to well within the PPI rate of inflation.

During the year a decision was taken to divest from Sasol Nitro’s underperforming explosives businesses in the USA and Canada resulting in a further impairment cost of R158 million.

sasol petroleum international

The development of the Mozambique gas fields at Temane and Pande progressed satisfactorily during the year. It is currently estimated that Sasol has access to Mozambican gas reserves of about 3,2 trillion cubic feet (tcf), or more than 500 million barrels of oil equivalent.

sasol synfuels international

Sasol’s ambition to pioneer newgeneration GTL conversion technology in selected gas-rich regions advanced during the year. Through the joint venture with Qatar Petroleum work commenced on the construction of the plant at Ras Laffan, Qatar. In November 2002, non-recourse financing amounting to US$ 700 million was successfully arranged for the project. The engineering, procurement and construction (EPC) contract was awarded in December 2002. The plant is expected to be ready for commissioning before the end of December 2005.

The Sasol Chevron joint venture (between Sasol and ChevronTexaco) made progress with the full-scale design of the GTL plant to be built in Nigeria. It is envisaged that the EPC contract will be awarded during 2004 and commissioning of the plant is expected during 2007.

profit outlook

International chemical prices are predicted to drift upwards or remain unchanged and margins should improve because average oil prices in the 2004 financial year are expected to be lower than in the past year. A dominating influence on overall financial performance is, however, expected from the rand’s relationships with major currencies. If the prevailing strength of the rand persists, it is unlikely that rand earnings in the new financial year will match those of the 2003 financial year.

Looking ahead, the group is poised to enter its next growth phase which will be spearheaded by the rollout of the GTL ventures over the next few years. This will be supported by both the harvesting of returns from our chemical investments and continuing major contributions from our mining, oil and gas and synthetic fuels businesses.

corporate governance

Following its listing on the New York Stock Exchange (NYSE) on 9 April 2003 and the publication of new listings requirements by the JSE Securities Exchange South Africa (JSE) effective from 1 September 2003, the group had the opportunity to review its corporate governance practices comprehensively. Sasol complies, to the extent required, with the new JSE Listings Requirements, as well as the comprehensive US governance standards recently augmented by rules adopted by the NYSE and the US Securities Exchange Commission in consequence of the Sarbanes-Oxley Act. The group subscribes to, affirms its commitment to and complies, in all material respects with the principles of the Code on Corporate Practices and Conduct as contained in the second King Report on Corporate Governance for South Africa. All the key principles underlying responsible and effective corporate governance practices and conduct are reflected in Sasol s corporate governance structures and practices.

declaration of final dividend number 48

The directors of Sasol Limited have declared a final dividend of 235 cents per share (2002: 250 cents per share) for the year to

30 June 2003. The dividend has been declared in the currency of the Republic of South Africa.

Trading in the STRATE environment requires settlement within five business days. In accordance with the settlement procedures of STRATE, the following dates will apply to the final dividend:

Last day for trading to qualify for and participate in the final dividend (cum dividend)	Friday, 3 October 2003

Trading ex dividend commences	Monday, 6 October 2003

Record date	Friday, 10 October 2003

Dividend payment date (electronic and certificated register)

Monday, 13 October 2003

Dividend cheques in payment of this dividend to certificated shareholders will be posted to shareholders on or about Monday, 13 October 2003. Electronic payment to certificated shareholders will be undertaken simultaneously.

Shareholders who have dematerialised their share certificates will have their accounts at their Central Securities Depository Participant or Broker credited on Monday, 13 October 2003.

In the case of certificated shareholders, notice of any change of address of shareholders must reach the transfer secretaries, Computershare Limited, on or before Friday, 3 October 2003. Share certificates may not be dematerialised or rematerialised between Monday, 6 October 2003 and Friday, 10 October 2003, both days inclusive.

On behalf of the board

/s/ P du P Kruger	/s/ P V Cox
P du P Kruger	P V Cox
Chairman	Deputy chairman and chief executive

Sasol Limited

5 September 2003

report of the independent auditors

To the members of Sasol Limited

The summarised consolidated financial statements of Sasol Limited have been derived from the audited consolidated financial statements, prepared in accordance with South African Statements of Generally Accepted Accounting Practice, International Financial Reporting Standards and in the manner required by the Companies Act in South Africa, of the company for the year ended 30 June 2003. We have audited the consolidated financial statements in accordance with statements of South African Auditing Standards. In our report dated 5 September 2003, we expressed an unqualified opinion on the consolidated financial statements from which the summarised consolidated financial statements were derived.

audit opinion

In our opinion, the accompanying summarised consolidated financial statements are consistent, in all material respects, with the audited consolidated financial statements from which they were derived and are prepared in accordance with the presentation and disclosure requirements of South African Statements of Generally Accepted Accounting Practice, International Financial Reporting Standards and the requirements of the Companies Act in South Africa.

For a better understanding of the scope of our audit and the company s consolidated financial position, results of operations and cash flows, the summarised consolidated annual financial statements should be read in conjunction with our audit report included in the consolidated financial statements from which the summarised consolidated financial statements were derived.

KPMG Inc

Registered Accountants and Auditors

Chartered Accountants (SA)

Johannesburg

5 September 2003

The consolidated financial statements of Sasol Limited are presented on a summarised basis.

balance sheet

at 30 June

2002 Restated US $m	2003 US $m		2003 Rm	2002 Restated Rm

		ASSETS
3 744	5 652	Property, plant and equipment	42 363	38 453
(50)	(42)	Goodwill and negative goodwill	(314)	(518)
181	274	Intangible assets	2 051	1 854
48	60	Retirement benefit assets	451	497
186	263	Other long-term assets	1 971	1 915
4 109	6 207	Non-current assets	46 522	42 201
878	1 167	Inventories	8 748	9 013
1 024	1 399	Trade and other receivables	10 486	10 515
22	2	Short-term financial assets	12	232
367	514	Cash	3 851	3 769
2 291	3 082	Current assets	23 097	23 529

6 400	9 289	TOTAL ASSETS	69 619	65 730
		EQUITY AND LIABILITIES
3 050	4 472	Total shareholders’ equity	33 518	31 315
26	40	Minority interest	300	272
528	611	Long-term debt	4 581	5 427
282	332	Long-term provisions	2 486	2 892
271	345	Retirement benefit obligations	2 589	2 778
6	13	Long-term deferred income	96	65
590	816	Deferred tax	6 113	6 062
1 677	2 117	Non-current liabilities	15 865	17 224
338	865	Short-term debt	6 481	3 474
1 136	1 359	Other current liabilities	10 187	11 671
173	436	Bank overdraft	3 268	1 774
1 647	2 660	Current liabilities	19 936	16 919

6 400	9 289	TOTAL EQUITY AND LIABILITIES	69 619	65 730

income statement

for the year ended 30 June

2002 Restated US $m	2003 US $m		2003 Rm	2002 Restated Rm

5 882	7 148	Turnover	64 555	59 590
(3 436)	(4 356)	Cost of sales and services rendered	(39 347)	(34 812)
2 446	2 792	Gross profit	25 208	24 778
122	67	Non-trading income	604	1 241
(422)	(551)	Marketing and distribution expenditure	(4 977)	(4 273)
(407)	(488)	Administrative expenditure	(4 407)	(4 125)
(335)	(312)	Other operating expenditure	(2 809)	(3 394)
1 404	1 508	Operating profit before translation (losses)/gains	13 619	14 227
55	(189)	Translation (losses/gains)	(1 708)	556
1 459	1 319	Operating profit	11 911	14 783
23	18	Dividends and interest received	167	230
3	7	Income from associates	60	31
(28)	(25)	Borrowing costs	(225)	(284)
1 457	1 319	Net income before tax	11 913	14 760
(484)	(444)	Taxation	(4 007)	(4 905)
973	875	Net income after tax	7 906	9 855
(4)	(10)	Minority interest	(89)	(38)
969	865	Attributable earnings	7 817	9 817
		Basic earnings per share (cents)
158	142	– attributable earnings basis	1 283	1 603
158	142	– headline earnings basis	1 280	1 597
		Diluted earnings per share (cents)*
155	140	– attributable earnings basis	1 262	1 571
154	139	– headline earnings basis	1 259	1 565
		Dividends per share (cents)
20	27	– interim	215	200
24	31	– final**	235	250
44	58		450	450

* Taking the Sasol Share Incentive Scheme into account.

** Subject to exchange rate ruling on payment date.

The US dollar convenience translation is calculated on a line-by-line basis in accordance with IFRS.

changes in equity statement

for the year ended 30 June

	2003 Rm	2002 Restated Rm

Opening balance		22 217
Effect of change in accounting policy		920
Restated opening balance	31 315	23 137
Shares issued	77	76
Shares purchased	(185)	(1 020)
Attributable earnings for the year	7 817	9 817
Dividends paid	(2 835)	(2 325)
(Decrease)/increase in foreign currency translation reserve	(2 570)	1 869
Increase in non-trading financial assets reserve	—	2
Decrease in cash flow hedge accounting reserve	(101)	(241)
Closing balance	33 518	31 315
Comprising
Share capital	2 783	2 706
Share buyback programme	(3 614)	(3 429)
Accumulated earnings	35 041	30 059
Foreign currency translation reserve	(352)	2 218
Non-trading financial assets reserve	2	2
Cash flow hedge accounting reserve	(342)	(241)
Total shareholders’ equity	33 518	31 315

cash flow statement

for the year ended 30 June

	2003 Rm	2002 Restated Rm

Cash receipts from customers	64 696	60 049
Cash paid to suppliers and employees	(48 699)	(40 592)
Cash generated by operating activities	15 997	19 457
Investment income	178	247
Borrowing costs paid	(1 286)	(863)
Dividends paid	(2 835)	(2 325)
Tax paid	(5 527)	(4 749)
Cash available from operating activities	6 527	11 767
Additions to property, plant and equipment	(10 272)	(7 945)
Acquisition of businesses	(155)	(565)
Sasol Chemie purchase price reduction	—	341
Cash acquired on acquisition of businesses	119	35
Other net expenditure in investing activities	(413)	(295)
Cash utilised in investing activities	(10721)	(8 429)
Share capital issued	77	76
Share buyback programme	(185)	(1 020)
Dividends paid to minority shareholders	(65)	(76)
Increase/(decrease) in long-term debt	122	(2 457)
Increase/(decrease) in short-term debt	3 088	(962)
Cash effect of financing activities	3 037	(4 439)
Decrease in cash and cash equivalents	(1 157)	(1 101)
Cash and cash equivalents
– opening balance	1 995	2 370
– arising on translation	(255)	726
Cash and cash equivalents at end of year	583	1 995
Comprising
– cash	3 851	3 769
– bank overdraft	(3 268)	(1 774)
	583	1 995

value added statement

for the year ended 30 June

	2003 Rm	2002 Restated Rm

Turnover	64 555	59 590
Purchased materials and services	(39 066)	(32 820)
Value added	25 489	26 770
Investment income	227	261
Wealth created	25 716	27 031
Employees	9 055	7 921
Providers of equity capital	2 924	2 363
Providers of loan capital	225	284
Government	3 651	4 669
Reinvested in the group	9 861	11 794
Wealth distribution	25 716	27 031

salient features

		2003	2002 Restated

Selected ratios
Return on equity	%	24,1	36,1
Return on total assets	%	17,9	25,7
Operating margin	%	18,5	24,8
Borrowing cost cover	times	9,4	17,4
Dividend cover	times	2,9	3,5
Share statistics
Total shares in issue	million	668,8	666,9
Treasury shares (share buyback programme)	million	59,7	57,9
Weighted average number of shares	million	609,3	612,5
Fully diluted number of shares	million	619,6	625,0
Share price (closing)	cents	8 355	11 000
Market capitalisation	Rm	55 878	73 359
Net asset value per share	cents	5 503	5 142
Other financial information
Total debt (including bank overdraft)
– interest bearing	Rm	14 289	10 579
– non-interest bearing	Rm	41	96
Capital commitments
– authorised and contracted	Rm	9 562	7 430
– authorised, not yet contracted	Rm	8 510	16 632
Guarantees and contingent liabilities	Rm	18 358	10 114
Significant items in operating profit
– employee costs	Rm	9 055	7 921
– depreciation of property, plant and equipment	Rm	4 468	4 221
– operating lease charges	Rm	378	369
Directors’ remuneration	Rm	29	23
Share options granted to directors – cumulative	‘000	1 450	1 508
Effective tax rate	%	33,6	33,2
Number of employees	number	31 150	31 100
Average crude oil price – Dated Brent	US$/bbl	27,83	23,24
Reconciliation of headline earnings		Rm	Rm
Attributable earnings		7 817	9 817
Impairment of assets		83	145
Loss on disposal of assets		90	46
Scrapping of property, plant and equipment		69	52
Amortisation of goodwill		42	33
Amortisation of negative goodwill		(301)	(282)
Tax effect of reconciling items		(2)	(30)
Headline earnings		7 798	9 781

The reader is referred to the definitions contained in the 2002 annual report.

notes to the financial statements

basis of preparation and accounting policies

The summarised consolidated financial statements have been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa, in accordance with International Financial Reporting Standards (IFRS) and the requirements of the South African Companies Act,1973, as amended.

The accounting policies applied in the presentation of the group's summarised consolidated financial statements for the year ended 30 June 2003 are consistent with those applied in the previous year except for the change in accounting policy to capitalise borrowing costs.

These summarised consolidated financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value.

The principal reporting currency of the Sasol group is rand. This currency reflects the economic substance of the underlying events and circumstances of the group. US$ figures are presented for the balance sheet and income statement for convenience purposes only. Other US$ figures are not presented as they are not considered to be meaningful.

The summarised consolidated financial statements as published on 8 September 2003 have been amended by reclassifying R654 million out of current liabilities to current assets, thus reducing current liabilities and current assets by the same amount. This amendment had no material effect on the financial position, performance or cash flows.

change in accounting policy

During the year, the group changed its accounting policy to the allowed alternative treatment of the IFRS standard on Borrowing Costs — IAS23. This treatment requires the capitalisation of borrowing costs to certain qualifying assets during construction. The group's external debt has increased materially over the past three financial years and is used primarily to finance the grou' s capital expansion programme. It was thus considered appropriate to capitalise borrowing costs to certain qualifying assets rather than to expense it as incurred. Comparative figures have been restated as if they had always been prepared in accordance with this policy.

The effect of the change in accounting policy is as follows:

	2003 Rm	2002 Rm

Increase in depreciation expense	(142)	(112)
Reduction in borrowing costs	1 061	579
Tax effect	(276)	(136)
Minority interest	—	(10)
Net increase in attributable earnings	643	321
Increase in opening accumulated earnings	1 241	920

related party transactions

During the year, the group, in the ordinary course of business, entered into various sale and purchase transactions with related parties. The group enters into these transactions on an arm's length basis at market rates.

post-balance sheet events

Sasol successfully issued a R 2 000 million corporate bond on 1 September 2003. The maturity date of the bond is 1 September 2007. Interest is charged at 10,5% per annum payable 1 March and 1 September each year.

On 11 July 2003 Sasol Italy S.p.A. acquired the remaining 48,05% shares in G.D. Portbury Limited (Dubai) trading as Sasol Gulf for a cash consideration of US$ 2,65 million (R20 million).

Anglo Operations Limited and Sasol Mining (Pty) Limited entered into an agreement to develop the Kriel South coal reserves in Mpumalanga province, South Africa. Anglo Operations Limited will invest R769 million (US$ 96 million) and Sasol R320 million (US$ 40 million) in the project.

The Petroleum Products Amendment Bill aims to create a legislative framework for the governance of the fuel industry. In issuing wholesale licenses, wholesalers will be required to procure products made from coal, natural gas or vegetable matter before buying or selling products made from other raw materials.

The South African government has amended the Petroleum Pipelines Bill such as to guarantee Natref's supply of crude oil at its current capacity. This bill is of an enabling nature and provides for a pipeline authority that will be empowered to set tariffs for petroleum pipelines. The Bill does not specifically provide for a continued differentiation between the pipeline tariff for the transport of crude oil and that of refined products. A reduction in this differential would have an adverse effect on the refining margins of the Natref refinery. Until such time as a decision on tariffs has been taken, the impact on Sasol's share in Natref cannot be ascertained.

principal foreign currency conversion rates

One unit of foreign currency equals	2003	2002
Rand/US$(closing)	7,50	10,27
Rand/US$(average)	9,03	10,13
Rand/euro (closing)	8,63	10,19
Rand/euro (average)	9,41	9,08

Annual report: the annual report will be posted to shareholders and will be available on Sasol's website on or about 20 October 2003.

In this report we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable, relating, amongst other things, to volume growth, increases in market share, total shareholder return and cost reductions. These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as believe , anticipate , expect , intend , seek , will , plan , could , may , endeavor and project and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties and, if one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our registration statement under the Securities Exchange Act of 1934 on Form 20-F filed on March 6, 2003 and in other filings with the United States Securities and Exchange Commission.

registered office

sasol limited, 1 sturdee avenue, rosebank, johannesburg 2196 po box 5486, johannesburg 2000

transfer secretaries

computershare limited, 70 marshall street, johannesburg 2001 po box 1053, johannesburg 2000, south africa

tel:+27 11 370-5000 fax:+27 11 370 5271/2

directors

non-executive

P du P Kruger (chairman), E le R Bradley, W A M Clewlow, B P Connellan,

M S V Gantsho, A Jain (Indian), S Montsi, S B Pfeiffer (USA), J E Schrempp (German),

C B Strauss

executive

P V Cox (deputy chairman and chief executive), L P A Davies, J H Fourie, T S Munday company secretary N L Joubert

company registration number 1979/003231/06

incorporated in the republic of south africa

isin code ZAE000006896

share code SOL

american depositary receipt (ADR) program cusip number 543210

ADR to ordinary share 1:1

depository The Bank of New York, 22nd floor, 101 Barclay Street, New York,

N.Y. 10286, USA

information agent Taylor Rafferty.

www.sasol.com

email:investor.relations@sasol.com